UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                (Amendment No. 4)
              ----------------------------------------------------


                          GLOBAL MOTORSPORT GROUP, INC.
                          -----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    378937106
                                 --------------
                                 (CUSIP Number)


                     Wolf, Block, Schorr and Solis-Cohen LLP
                              111 South 15th Street
                             Philadelphia, PA 19102
                     Attention: Herbert Henryson II, Esquire
                                 (215) 977-2556
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 27, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


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        Golden Cycle, LLC hereby amends its Schedule 13D (the "Schedule 13D")
relating to the Common Stock, par value $0.001 per share, of Global Motorsport Group, Inc. to add the following information. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

        Item 4 is hereby amended to add the following:

        On April 13, 1998, the Reporting Person filed revised preliminary proxy materials with the Securities and Exchange Commission in connection with its proposed solicitation of written consents to replace the current Board of Directors of the Company with its own nominees committed to selling the Company for the highest price reasonably available. Such revised preliminary proxy material is hereby incorporated herein by reference.

        On April 14, 1998, the Reporting Person sent a letter to Mr. Joseph F. Keenan, Chairman of the Board of the Company, regarding the Reporting Person's reasons for wanting to purchase the Company. A copy of the letter was attached as an exhibit to Amendment No. 2 to the Reporting Person's Schedule 14D-1, which amendment was filed with the Securities and Exchange Commission on April 15, 1998, and is hereby incorporated herein by reference.

         On April 15, 1998, the Reporting Person filed definitive proxy materials with the Securities and Exchange Commission in connection with its solicitation of written consents (the "Solicitation") to replace the current Board of Directors of the Company with its own nominees committed to selling the Company for the highest price reasonably available. Such definitive proxy material is hereby incorporated herein by reference.

        On April 16, 1998, the Reporting Person issued a press release regarding the Reporting Person's intent to deliver, on April 20, 1998, its consent in connection with the Solicitation. The Reporting Person stated in that press release its belief that such delivery would establish the record date for the Solicitation as April 20, 1998. Pursuant to the Delaware General Corporation Law (the "DGCL"), consents must be delivered within 60 days of the record date in order to be effective.

        The April 16 press release also stated that the Company purported to have established the record date for the Solicitation as March 30, 1998. Such press release was attached as an exhibit to Amendment No. 3 to the Reporting Person's Schedule 14D-1, which amendment was filed with the Securities and Exchange Commission on April 17, 1998, and is hereby incorporated herein by reference.

        On May 4, 1998, the Reporting Person issued a press release extending the expiration date of its tender offer to purchase all the outstanding shares of Common Stock, together with the Rights (the "Tender Offer") until 12:00 midnight, New York City time, on Friday, May 29, 1998. Such press release was attached as an exhibit to Amendment No. 4 to the


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Reporting Person's Schedule 14D-1, which amendment was filed with the Securities and Exchange Commission on May 5, 1998, and is hereby incorporated herein by reference.

        On May 20, 1998, Vice Chancellor Lamb of the Court of Chancery of the State of Delaware issued an opinion denying the Reporting Person's request for a preliminary injunction barring application to the Solicitation of the March 30, 1998 record date purportedly established by the Board of Directors of the Company, requiring the Board of Directors of the Company to redeem the Rights or, in the alternative, to exempt the Tender Offer from the effects of the Rights, and to exempt it from the provisions of Section 203 of the DGCL, requiring the Company to provide the Purchaser access to the same information being provided to other actual or potential bidders and requiring the Company to make curative disclosures in its Schedule 14D-9 filed with the Securities and Exchange Commission. The Court found that the relief requested was unwarranted and unnecessary at that time.

        On May 27, 1998, the Reporting Person issued a press release expressing the Reporting Person's disappointment in the Company's proposed recapitalization transaction with Fremont Partners. Such press release also extended the expiration date of the Tender Offer until 12:00 midnight, New York City time, on Tuesday, June 30, 1998. Such press release was attached as an exhibit to Amendment No. 5 to the Reporting Person's Schedule 14D-1, which amendment was filed with the Securities and Exchange Commission on May 27, 1998, and is hereby incorporated herein by reference.

        On June 30, 1998, the Reporting Person issued a press release expressing the Reporting Person's disappointment in the Company's refusal to negotiate with the Reporting Person before entering into an acquisition agreement with Fremont Partners. Such press release also extended the expiration date of the Tender Offer until 12:00 midnight, New York City time, on Friday, July 24, 1998. Such press release was attached as an exhibit to Amendment No. 6 to the Reporting Person's Schedule 14D-1, which amendment was filed with the Securities and Exchange Commission on July 1, 1998, and is hereby incorporated herein by reference.

        On July 24, 1998, the Reporting Person issued a press release extending the expiration date of the Tender Offer until 12:00 midnight, New York City time, on Friday, August 14, 1998. Such press release was attached as an exhibit to Amendment No. 7 to the Reporting Person's Schedule 14D-1, which amendment was filed with the Securities and Exchange Commission on July 24, 1998, and is hereby incorporated herein by reference.

        On August 14, 1998, the Reporting Person issued a press release extending the expiration date of the Tender Offer until 12:00 midnight, New York City time, on Wednesday, September 30, 1998. Such press release was attached as an exhibit to Amendment No. 8 to the Reporting Person's Schedule 14D-1, which amendment was filed with the Securities and Exchange Commission on August 14, 1998, and is hereby incorporated herein by reference.

        On September 25, 1998, the Reporting Person tendered all of its shares of the Common Stock, together with the Rights, in accordance with the terms of the Company's offer to purchase up to 4,820,000 shares of the Common Stock at a price of $21.75 per share in cash


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


(the "Fremont Offer"). The Reporting Person tendered its shares because of the risk that in the unlikely event that the Company had accepted shares for purchase pursuant to the Fremont Offer, any shares which were not purchased would, according to the Company's offer to purchase, have a value of $0.84 to $1.34. On September 28, 1998, the Company announced that the Fremont Offer had been terminated by agreement of the Company and Fremont Partners, and no shares were purchased pursuant to the Fremont Offer. The Company paid Fremont Partners $1,000,000 for expenses incurred by Fremont Partners in connection with the Fremont Offer.

        On September 30, 1998, the Reporting Person issued a press release extending the expiration date of the Tender Offer until 12:00 midnight, New York City time, on Friday, October 30, 1998. Such press release was attached as an exhibit to Amendment No. 9 to the Reporting Person's Schedule 14D-1, which amendment was filed with the Securities and Exchange Commission on October 2, 1998, and is hereby incorporated herein by reference.

        Following the September 28, 1998 announcement by the Company that the Fremont Offer had been terminated, Mr. Keenan, Chairman of the Company, stated during a conference call with analysts that the Company was prepared to execute a confidentiality agreement with the Reporting Person containing no standstill provisions. Despite Mr. Keenan's assurances, the confidentiality agreement presented to the Reporting Person by representatives of the Company continued to include such provisions. After representatives of the Reporting Person advised representatives of the Company that the Reporting Person would not agree to any standstill restrictions, the Company dropped its demand for a standstill, but continued to impose restrictions and limitations on the Reporting Person's access to information regarding the Company. Specifically, the Company informed the Reporting Person that it would not permit access to the Company's data room, or interviews with the Company's management, unless the Reporting Person first made a bid for the Company that the Company, in its sole discretion, considered sufficient. The Reporting Person concluded that such limited due diligence would not provide the Reporting Person with meaningful access to information which would permit the Reporting Person to determine if there was greater value in the Company than that reflected in public documents.

         On October 27, 1998, the Reporting Person issued a press release announcing that it intended to solicit consents to replace the Company's Board of Directors with nominees committed to facilitate an acquisition of the Company by the Reporting Person. Under the Reporting Person's proposal, the Company would launch a self tender offer to purchase approximately 4,600,000 shares of Common Stock, together with the Rights, representing approximately 99% of the outstanding shares not owned by the Reporting Person, for a cash price of $19 per share. Following the transaction, the Reporting Person would hold approximately 92% of the outstanding shares and the public shareholders would retain approximately 8%. The Reporting Person announced that it had entered into a binding commitment letter with NationsBank, N.A. to provide an $80 million senior bank facility the proceeds of which would be used to purchase the shares in the tender offer, pay existing indebtedness of the Company, pay fees and expenses associated with the transaction and provide working capital to the Company. The Reporting Person announced that the tender offer would


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not be subject to a financing condition. The October 27, 1998 press release further stated that in order to facilitate the above-described agreement with the Company and the self tender offer, the Reporting Person intends to allow its current tender offer for the shares of Common Stock to expire on its scheduled expiration date of Friday, October 30, 1998 without the purchase of any shares thereunder. On October 27, 1998, the Reporting Person filed preliminary proxy material with the Security and Exchange Commission relating to the consent solicitation. Copies of the October 27 press release and the preliminary proxy materials are set forth in Exhibits 10 and 11 attached hereto and are hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

        Item 7 is hereby amended to add the following:

           10. Press release issued by the Reporting Person on October 27, 1998.

           11. Preliminary Proxy Materials of the Reporting Person, filed with the Securities and Exchange Commission on October 27, 1998.

           12. Commitment Letter, dated October 19, 1998, from NationsBank, N.A., to the Reporting Person.


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                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 27, 1998


                                            GOLDEN CYCLE, LLC


                                            By: /s/ Roger Grass
                                                -------------------------------
                                                Roger Grass
                                                Vice President and Treasurer


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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
    10            Press release issued by the Reporting Person on October 27,
                  1998.


    11 Preliminary Proxy Materials of the Reporting Person, filed with the Securities and Exchange Commission on October 27, 1998.


    12 Commitment Letter, dated October 19, 1998, from NationsBank, N.A., to the Reporting Person.


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